BIOGRAPHICAL SKETCH

Provide the following information for the Senior/key personnel and other significant contributors.
Follow this format for each person. **DO NOT EXCEED FIVE PAGES.**

NAME: Pavel Stepanov

eRA COMMONS USER NAME (credential, e.g., agency login):

POSITION TITLE: Senior Staff Physicist, Weinberg Medical Physics LLC

EDUCATION/TRAINING *(Begin with baccalaureate or other initial professional education, such as nursing, include postdoctoral training and residency training if applicable. Add/delete rows as necessary.)*

INSTITUTION AND LOCATION	DEGREE *(if applicable)*	Completion Date MM/YYYY	FIELD OF STUDY
Novosibirsk State University, Russia	BS BS MS	06/1994 06/1996 06/1996	Physics Business Administration Physics

A. Personal Statement

I have extensive expertise following FDA requirements in designing, prototyping and bringing in to clinical use of medical products. For the past six years, I have been working at WMP to develop medical devices. The project is a great fit for my personal goal, which is to design and implement cutting-edge medical instrumentation.

B. Positions and Honors

Positions and Employment
1996-2002 Scientist, Budker Institute of nuclear Physics, Novosibirsk, Russia
2002-2005 Senior Staff Physicist, Naviscan PET Systems Inc, Rockville, MD
2005-2007 Director, Physics, Naviscan PET Systems Inc, Rockville, MD
2007-2007 Vice President, Product Development, Naviscan PET Systems Inc, Rockville, MD
2008-   Senior Staff Physicist (P/T), Weinberg Medical Physics LLC, Bethesda, MD
2015-   Senior Staff Physicist (P/T), Brain Biosciences, Inc., Bethesda, MD

Honors
1996   1st place at 1996 BINP Young Scientist Competition for work "Measurement of refractive index of liquid xenon for intrinsic scintillation light", Budker Institute of Nuclear Physics, Novosibirsk, Russia
2008   Product I designed was selected as "Product of the Year" by Sullivan & Frost

C. Contribution to Science

C.1   Molecular Breast Imaging. I have worked with the staff at Weinberg Medical Physics to take two products through FDA approval and into the market.

Relevant Publications:

- Positron Emission Mammography: High Resolution Biochemical Breast Imaging. IN Weinberg, Narayanan, D Beylin, S Yarnall, V Zavarzin, E Anashkin, P Stepanov, LP Adler, S Dolinsky. Technology for Cancer Research and Therapy. Vol. 4(1):55-60 (2005)

C.2   Ultra-fast Magnetic Resonance Imaging. I assisted in the design and testing of novel MRI systems with ultra-fast gradients, which established new ground in neurophysiology.

Relevant Publications:

- Increasing the oscillation frequency of strong magnetic fields above 101 kHz significantly raises peripheral nerve excitation thresholds. IN Weinberg, PY Stepanov, ST Fricke, R Probst, M Urdaneta, D Warnow, HD Sanders, SC Glidden, A McMillan, PM Starewicz, JP Reilly. Medical Physics 39(5) (2012)

- Magnet Driver for Producing Ultra-High Gradient Magnetic Fields for Magnetic Resonance Imaging. HD Sanders, SC Glidden, DM Warnow, IN Weinberg, P Stepanov, R Probst, A McMillan, R Gullapalli, PM Starewicz, WFB Punchard, K-M Lo, ST Fricke. Proceedings of the Applied Pulsed Power Conference (2011)

- A quiet, fast, high-resolution desktop MRI capable of imaging solid-bound water. A Nacev, E Anashkin, JP Rigla, JM Benlloch, MG Urdaneta, A Sarwar, PY Stepanov, IN Weinberg, and ST Fricke, ISMRM Proceedings (2014)

C.3   Magnetic Particles. I have assisted in the development of novel methods of focusing magnetic particles. In the course of learning about nanoparticles, we made contributions in the quantum dot field relating to radiation detection. These have been licensed to manufacturers in the medical imaging field.

Relevant Publications:

- Dynamic Magnetic Inversion Circumvents a Century-Old Theorem and Concentrates Ferromagnetic Rods to Central Targets. A Nacev, P Stepanov, S Kupfer, L Mair, MG Urdaneta, M Shimoji, ST Fricke, B Shapiro, IN Weinberg. ACS NanoLetters 15(1):359-364 (2015)

- Magnetic Guidance of Temozoloamide-Containing Particles Through Brain Tissue. LO Mair, IN Weinberg, A Nacev, P Stepanov, MG Urdaneta, A Sarwar, R Hilaman, S Himmelfarb, ED Caballera, JP Rigla, SD Kulakarni, B Shapiro. Transactions of EMBC Micro and Nanotechnology in Medicine (2014)

- N Weinberg, MG Urdaneta, PY Stepanov, D Beylin, A Nacev, A Sarwar, B Shapiro, OC Rodrigues, C Albanese, R Probst, ST Fricke. Non-invasive image-guided brain access with gradient propulsion of magnetic nanoparticles, Proceedings IEEE Medical Imaging Symposium (2012)

- Porous Silicon-Based Quantum Dot Broad Spectrum Radiation Detector. M Urdaneta, P Stepanov, IN Weinberg, I Pala, S Brock. Journal of Instrumentation 6 (2011)





Top: Positron emission mammography (PEM) scanner built by team. Bottom: X-ray, PEM of multifocal breast cancer.




Images of teeth obtained with optical (A) and ultra-fast gradients (B) under license of our technology to



Results of study of

- Improvement of Energy Resolution in Geiger-Mode APD Arrays Using Curve-Fitting of Signal Decay. IN Weinberg, P Stepanov, AS Weinberg, P Abshire, M Dandin, KH Wong, P Cheng, SK Mun. IEEE Nuclear Sciences Symposium (2008)
- Low noise CMOS Active Pixel Sensor for digital radiography. D Sander, P Stepanov, I Weinberg, P Abshire. IEEE Nuclear Sciences Symposium (2008)

Relevant Patents: US patent 7800070

C.4   Additive Manufacturing of Electromagnetic Coils. I have assisted in the development of novel methods of constructing electromagnetic coils for MRI and other applications.



3-D printed gradient coil with 100-micron-wide traces used to obtain dental images shown above

Relevant Publications:

- Good-bye Wires and Formers: 3-D Additive Manufacturing and Fractal Cooling Applied to Gradient Coils. MG Urdaneta, PY Stepanov, IN Weinberg, ST Fricke, R Probst, PM Starewicz. Proceedings of the IEEE Medical Imaging Conference 2011.
- Complete Electrical Assemblies Made with Additive Manufacturing: Medical Applications. M Urdaneta, P Stepanov, E Anashkin, R Probst, IN Weinberg, S Fricke. Transactions Society Mechanical Eng 2013.

C.5   Brain PET. I have supervised construction of a novel brain-only PET scanner for a spin-off company (Brain Biosciences) which has been tested in clinical trials.



25-kg brain PET scanner

Relevant Publications:

- Evaluation of a video-based head motion tracking system for dedicated brain PET. S. Anishchenko; D. Beylin; P. Stepanov; A. Stepanov; I. N. Weinberg; S. Schaeffer; V. Zavarzin; D. Shaposhnikov; M. F. Smith. Proceedings of the SPIE Medical Imaging Conference 2015, 9412P.
- High Resolution PET Scanner Optimized for Neurological Imaging. D. Beylin; P. Stepanov; A. Stepanov; I. N. Weinberg; S. Schaeffer; V. Zavarzin. Proceedings of the RSNA 2013.

C.5   On-line List of Published Work: http://www.ncbi.nlm.nih.gov/pubmed/?term=pavel+stepanov

D. Research Support

Ongoing Research Support

1R44DA040382   Beylin (PI)   2015-2018
Motion Compensated Brain PET Imaging for Neuroscience Research
Characterize small PET scanner, Role: Physicist

4R44MH101718   Beylin (PI)   2015-2018
Dedicated Brain PET Device Optimized for Brain Imaging, Role: Physicist

1R43CA144079   Weinberg (PI)   6/01/13-5/31/16
Low-Dose MRI-Compatible Molecular Breast Imaging Device
Construct PEM device for use in MRI, Role: Physicist

NSF IIP-1341744   Weinberg (PI)   10/15/14-9/30/16
Cost-Effective Compact Dental MRI Scanner, Role: Physicist

Completed Research Support

NIH 1R43CA138013   Weinberg (PI)   9/01/09-6/30/15
Pb-Qdot Direct Gamma Detectors
Develop high stopping-power radiodetectors based on quantum dot composites, Role: Physicist

NIH 5R42HL086294, 9R42NS073289   Fricke (PI)   8/15/08-6/30/15
Bio-Effects of Ultra-High MRI Gradient Slew Rates
Show that MRI can be significantly accelerated without causing bio-effects, Role: Physicist

NIH 1R43CA174280-01A1   Weinberg (PI)   9/23/13 – 9/22/14
Targeting Deep Brain Tumors with MRI-Insertable Magnetic Gradients and Nanoparticles
Deliver chemotherapy to deep brain tumors under imaging guidance, Role: Physicist

NIH 1R43EB014626   Weinberg (PI)   1/1/13-12/31/14
Novel MRI Gradient Coil Manufacturing Methods
Additive manufacturing as applied to electromagnetic coil fabrication, Role: Physicist